July 23, 2020

VIA EDGAR AND EMAIL

Mr. Ryan Sutcliffe

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Follow-Up Comments on the
Registration Statement on Form N-14 of USAA Mutual Funds Trust
(File Nos. 333-239359; 811-07852)

Dear Mr. Sutcliffe and Ms. Hamilton:

On behalf of the USAA Mutual Funds Trust (the "Trust"), set forth below are the comments that were provided by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") on July 22, 2020, concerning the Trust's initial response letter dated July 20, 2020, regarding the Registration Statement on Form N-14 ("Registration Statement"), which was filed with the SEC on June 22, 2020. The Registration Statement was filed in connection with the reorganization of the USAA Target Retirement 2020 Fund (the "2020 Fund") with and into the USAA Target Retirement Income Fund (the "Retirement Income Fund") (each, a "Fund" and collectively, the "Funds"). The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

Disclosure Comment

1.Comment: The Staff notes the new disclosure in "Note 2—Basis of Pro Forma" under the section titled "Narrative Description of the Pro Forma Effects of the Reorganization" in the statement of additional information [the ("SAI")], which provides: "Shares of the Acquiring Fund will be issued at an exchange ratio based on the Acquiring Fund's per share net asset value and the Target Fund's per share net asset value, each as calculated on the acquisition date." (Emphasis added.). The Staff notes that the timing in the abovementioned disclosure appears to be inconsistent with the timing in the Plan of Reorganization (the "Plan"), which provides that the Funds' net asset value "shall be " as of the close of regular trading on the New York Stock Exchange ('NYSE') on the Business Day (i.e., a day on which the NYSE is open for regular trading) next preceding the Closing ('Valuation Time')"." (Emphasis added.). Please clarify whether the Funds' net asset value will be calculated as of the close of regular trading on the NYSE on the day prior to the closing or the day of the closing.

Response: The Trust confirms that the Funds' net asset value will be calculated as of the close of regular trading on the NYSE on the day prior to the closing, consistent with the Plan. To ensure consistency, the Trust will revise the relevant statement in Note 2 as follows:

Shares of the Acquiring Fund will be issued at an exchange ratio based on the Acquiring Fund's per share net asset value and the Target Fund's per share net asset value, each as calculated as of

306976598 v2

the close of regular trading on the New York Stock Exchange on the business day preceding the closing.

Accounting Comment

2.Comment: The Staff notes that the Pro Forma Adjustments to the Total Shares Outstanding of the Retirement Income Fund captured in the capitalization table appears to reflect the full amount of shares that will be outstanding after the close of the Reorganization. Please revise that line to reflect only the change in shares outstanding as a result of the Reorganization.

Response: The Trust will revise the capitalization table, in its entirety, as follows.

				Pro Forma
				Retirement Income
		Retirement		Fund after
			Pro Forma	Reorganization
	2020 Fund	Income Fund	Adjustments (2)	(estimated)
Net assets (1)	$581,471,092	$337,632,687	$(90,000)	$919,013,779
Total shares outstanding	50,118,924	30,103,906	1,746,740	81,969,570
Net asset value per share	$11.60	$11.22	-	$11.21

(1)Net assets as of December 31, 2019, have been adjusted for estimated expenses related to the Reorganization of approximately $90,000.

(2)Shares outstanding have been adjusted for the accumulated change in the number of shares of the 2020 Fund's shareholder accounts based on the relative value of the 2020 Fund's and the Retirement Income Fund's net asset value per share assuming the Reorganization would have taken place on December 31, 2019.

* * * * *

If you have any questions with respect to the above responses, please contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

Deputy General Counsel

Victory Capital Management Inc.

2

306976598 v2